Filed by Carbon Revolution Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited
Geelong Technology Precinct
75 Pigdons Road
Waurn Ponds, 3216
ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)

Evercore ISI Fireside Chat with Carbon Revolution

Geelong, Australia, 8 March 2023: Geelong-based advanced manufacturer Carbon Revolution Limited ((“CBR”, “Carbon Revolution” or the “Company” (ASX:CBR), whose lightweight carbon fibre wheels are used on some of the world’s best and most-sought after vehicles, will discuss the Company’s prospects as part of an Evercore ISI Fireside Chat tomorrow morning (Melbourne time).

A recording of the webinar, as well as slides from the presentation will be made available on the Carbon Revolution Investor Centre website: https://www.carbonrev.com/annual-reports/results- presentations/. The presentation slides are also attached to this announcement.

Carbon Revolution CEO, Jake Dingle and CFO, Gerard Buckle will discuss the Company’s lightweight wheel technology, its relevance for electric vehicles and the Company’s growth plans with Evercore ISI’s James West (Senior Managing Director covering Sustainable Technologies and Clean Energy) and Chris McNally (Managing Director covering Global Automotive & Mobility Research).

Evercore International Strategy & Investment (ISI) is a premier global independent investment backing advisory firm. Evercore ISI serves more than 1,300 institutional investors globally, representing the largest asset managers and fund complexes in the world.

- ENDS -

Approved for release by the Continuous Disclosure Committee of Carbon Revolution Limited.

INVESTOR CONTACT

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing high-performing wheels for some of the fastest street cars and most prestigious brands in the world. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, an Irish company also named Carbon Revolution Limited (formerly known as Poppetell Limited), that will become the parent company of the Company and Twin Ridge, are expected to trade on a national exchange in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (“CBR”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“TRCA”), Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED  BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

 CARBON REVOLUTION  Evercore ISI Fireside Chat with Carbon Revolution  March 8, 2023

 This investor presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Proposed Transaction” or “Business Combination”) involving Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or the “SPAC”) and Carbon Revolution Limited (ACN 128 274 653) (together with its subsidiaries, “Carbon Revolution” or the “Company”). Statements and the information in this presentation (together with the oral remarks in connection herewith, the “Information”) remain subject to change without notice. Subject to any obligations under applicable law, no responsibility is assumed for updating any Information for any new or more accurate information or any errors or mis-descriptions of which the Company or the SPAC becomes aware. The Information (a) is for informational purposes only, and is a summary only; and (b) does not constitute investment, financial product, taxation or legal advice or a recommendation to acquire securities of the Company and the SPAC, and is not intended to be used as the basis for making any investment decision. The objectives, financial position or needs of any particular viewer has not been considered. Viewers of this presentation should make their own assessment of the Proposed Transaction and should not rely on this presentation. Viewers should conduct their own research into the financial condition, assets and liabilities, financial position and performance, profits and losses, prospects and business affairs of the Company, and the contents of this presentation. Viewers should seek legal, financial, tax and other appropriate advice.   This presentation should be read in conjunction with the Company’s most recent financial report and the Company’s other periodic and continuous disclosure information lodged with the Australian Securities Exchange (“ASX”), which is available at www.asx.com.au. The Information is of a general background nature and does not purport to be exhaustive, all-inclusive or complete. For example, it does not contain all of the information that may be required to make a full analysis of the Company or the Proposed Transaction, nor does it purport to contain all of the information that an investor may require in evaluating a possible investment in the Company or the SPAC, nor does it contain all of the information which would be required to be disclosed in a prospectus, product disclosure statement or any other offering or disclosure document under Australian law or any other law. Further information about the Proposed Transaction (including key risks for the Company’s shareholders) will be provided by the Company to the Company’s shareholders in due course, in the form of an explanatory statement (as that term is defined in section 412 of the Corporations Act 2001(Cth) and notice of meeting (the “Scheme Booklet”). The Scheme Booklet will also include or be accompanied by an independent expert’s report that will opine on whether the Proposed Transaction is in the best interest of the Company’s shareholders.  None of the Company, the SPAC, CMD Global Partners LLC (“CMD”), their respective related bodies corporate, shareholders, nor any of their respective officers, directors, employees, affiliates, representatives, partners, agents or advisers (each a “Limited Party”) guarantees or makes any representations or warranties, express or implied, as to or takes responsibility for, the accuracy, reliability, completeness or fairness of the Information, opinions and conclusions contained in this presentation. No Limited Party makes any representation that this presentation is complete or that it contains all information that a prospective investor may require in evaluating the Proposed Transaction. To the maximum extent permitted by law, each Limited Party disclaims any liability for any loss arising from this presentation or the use of Information it contains, including but not limited to, (a) without limitation, any liability arising from fault, negligence or negligent misstatement; (b) representations or warranties; or (c) in relation to the accuracy or completeness of the Information, statements, opinions or matters, express or implied, contained in, arising out of or derived from, or for omissions from, this presentation.  This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of the Company, the SPAC or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. Viewers should consult their own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and should not rely upon the Information contained herein to make any decision.   Forward-Looking Statements  This presentation contains certain forward-looking statements and comments about future events, including the financial condition, operations of the Company and certain plans and objectives of the Company. Forward-looking statements can generally be identified by the use of forward-looking words such as, “expect,” “anticipate,” “likely,” “intend,” “forecast,” “estimate,” “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “will,” “believe,” “predict,” “potential” or “continue,” and, in each case, their negative and other variations and other similar expressions. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, statements on expected benefits from the Company’s technology, forecasts of the Company’s future financial results, including future Revenue and Revenue Under Contract, labor and material costs, Contribution Margin, EBITDA, backlog, Revenue CAGR, and Enterprise Value multiple of future Revenue possible growth opportunities for the Company and other metrics are forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Disclaimer  2

 These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the SPAC and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Proposed Transaction; (ii) the outcome of any legal proceedings that may be instituted against the SPAC, the combined company or others following the announcement of the Proposed Transaction and any definitive agreements with respect thereto; (iii) the inability to complete the Proposed Transaction due to the failure to obtain approval of the shareholders of the SPAC and/or the shareholders of the Company, to obtain financing to complete the Proposed Transaction or to satisfy other conditions to closing; (iv) changes to the proposed structure of the Proposed Transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Transaction; (v) the ability to meet stock exchange listing standards following the consummation of the Proposed Transaction; (vi) the risk that the Proposed Transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Proposed Transaction; (vii) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees: (viii) costs related to the Proposed Transaction; (ix) changes in applicable laws or regulations; (x) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xi) the Company’s estimates of expenses and profitability; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus relating to its initial public offering, dated March 3, 2021, or in other documents filed by the SPAC with the U.S. Securities and Exchange Commission (the “SEC”) and the “Risk Factors” section included in the Appendix to this presentation and in the registration statement on Form F-4 filed by the parties (described below under Additional Information). There may be additional risks that neither the Company nor the SPAC presently know or that the Company and the SPAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor the SPAC undertakes any duty to update or revise these forward-looking statements for any matters of which any of them becomes aware of which may affect any matter referred to in this presentation, subject to any obligations under applicable law.  The Company and the SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this presentation and such liability is expressly disclaimed. Only those particular representations and warranties of the Company or the SPAC made in the definitive written agreement regarding the Proposed Transaction (which does not contain any representation or warranty relating to this presentation), and subject to such limitations and restrictions as specified therein, shall have any legal effect.  Certain Financial Measures and Calculations  Certain financial and statistical Information has been subject to rounding off adjustments. Accordingly, the sum of certain data may not conform to the expressed total. The Company uses a forward-looking non-GAAP financial measure, EBITDA, in this presentation. This item is not a measure of financial performance under accounting principles generally accepted in the United States (“GAAP”) or International Financial Reporting Standards (“IFRS”), nor has this measure been audited or reviewed by an external auditor, consultant or expert. This measure is derived from management information systems. This item is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP or IFRS, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or IFRS. The Company does not provide a reconciliation of the forward-looking non-GAAP financial measure, EBITDA, to its most directly comparable GAAP financial measure on a forward-looking basis because it is unable to predict with reasonable certainty or without unreasonable effort non-recurring items, such as those described in this presentation as non-GAAP adjustments, that may arise in the future. The Company believes that this forward-looking measure of financial results provides useful supplemental information to investors about the Company. The principal limitation of this financial measure is that it excludes items that are significant in understanding and assessing the Company’s financial results, including significant expenses, income and tax liabilities that are required by GAAP and/or IFRS to be recorded in the Company’s financial statements. In addition, it is subject to inherent limitations as they reflect the exercise of judgements by the Company about which expense and income are excluded or included in determining these financial measures. While the Company and the SPAC believe the Information set forth in this presentation is reasonable, it is inherently subject to modification in connection with their ongoing review or audit procedures and such modifications may be material. Accordingly, such Information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed with or furnished to the SEC by the Company, the SPAC and/or their respective affiliates.   Currency  All amounts in the presentation are stated in US Dollars unless otherwise indicated. The Financial Projections have been prepared in Australian Dollars (being the Company’s functional currency) and converted to US Dollars at a rate of 0.70:1 (USD:AUD).  Disclaimer (cont.)  3

 Financial Information  The historical financial Information regarding the Company contained in this presentation has been taken from or prepared based on historical financial statements of the Company. An audit of the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) has been completed and such financial statements are included in the registration statement/proxy statement on Form F-4 related to the Proposed Transaction. The Company’s results and financial condition as reflected in the financial statements included in the registration statement/proxy statement may be adjusted or presented differently from the historical financial Information included herein, and the differences could be material.  Industry and Market Data  Certain Information contained in this presentation relates to or is based on studies, publications, surveys, the Company’s own internal estimates, and research and other statistical data made by independent parties and by the Company. Neither the Company, the SPAC nor their representatives have independently verified any such Information provided by third parties or industry or general publications. This data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. In addition, forecasts, assumptions and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Finally, internal research has not been verified by any independent source, and the Company and the SPAC cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness.   Trademarks  This presentation contains trademarks, service marks, trade names and copyrights of the Company, the SPAC and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this presentation is not intended to, and does not imply, a relationship with the SPAC or the Company, or an endorsement of sponsorship by or of the SPAC or the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the SPAC or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.   Additional Information  In connection with the Proposed Transaction, the parties filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of the SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, the SPAC will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to its shareholders. This presentation does not contain all of the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. The SPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the Proposed Transaction, as these materials contain important information about the Company, the SPAC and the Proposed Transaction. The definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of the SPAC as of a record date to be established for voting on the Proposed Transaction. Shareholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654 (phone number: (617) 663-5997.  Participants in the Solicitation of Proxies  The SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from the SPAC’s shareholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus relating to its initial public offering, dated March 3, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654 (phone number: (617) 663-5997). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Proposed Transaction when available.  The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the SPAC in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement for the Proposed Transaction when available.  INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.  Disclaimer (cont.)  4

 The Carbon Revolution Opportunity  100% & 94%  Projected Revenue Under Contract (3) ‘23 & ‘24  $38Bn  Automotive Wheel Market (1)  94  Patents (2)  14  Awarded OEM Programs to Date  $460M  Company Backlog With Global OEMs (4)  34.9%  2024E Contribution Margin  Large addressable market for this new disruptive technology and enabler to range extension and regulatory compliance of electric vehicles (EVs)  Unique and protected technology – Carbon Revolution is years ahead   of the competition  Strong and diverse customer relationships with major global car makers  Revenue base from contracted wheel programs with blue-chip OEM customers provides substantial visibility   Company backlog with global OEMs ingrains Carbon Revolution in their business and delivers clear path to growth  New production technology drives capacity growth and cost per wheel reduction  (1) Verified Market Research, Global Automotive Wheel Market Size by Rim October 2022.  (2) 62 granted, 32 pending patents.  (3) Projected Revenue Under Contract defined as projected revenue from programs that are either Awarded or in Engineering, where pricing has been specified and OEMs provided volume forecast. See Disclaimer, Risk Factors and Projection Methodologies for important details.  (4) Backlog as of 02/28/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies for important details.  5

 Lightweight Technologies are Key Enabler in Electric Vehicle Transition  Carbon Revolution’s technology provides a solution to OEM electrification growing pains – a path to widespread adoption evidenced by exclusive production wins with leading global OEMs  Range is the new currency for OEMs as the market transitions to electric vehicles. Solutions to reducing vehicle mass and increasing range are challenging – requiring a large number of small improvements or deleting major attributes  Structural challenges now evident – weight of large aluminum wheels combined with batteries becoming impractical  Structural demands are competing with aesthetic requirements – consumers and studios are demanding large wheels to pair with increasingly larger vehicles  Large wheel sizes on luxury vehicles and SUVs increase the strain on vehicle suspension and challenge the performance of the vehicle  Battery weight is compromising OEMs’ ability to navigate CAFE standards and light passenger vehicle mass limits  Developed and commercialized a step-change weight saving technology that is being adopted by global OEMs; delivering a wheel weight savings of up to 40%-50% compared to aluminum, which can deliver up to 5%-10% increase to vehicle range(1)  Carbon Revolution wheels eliminate up to 100lbs of weight in high impact area of vehicle (rotating, unsprung mass)  Benefits of carbon fiber wheels increase as wheel size increases and heavier aluminum becomes less viable to achieve OEM performance targets – particularly in SUVs which have larger wheels  Substantial reduction in vehicle unsprung mass results in less strain on suspension, improved traction and driver control  10+ year history of testing with OEMs has resulted in platform wins with Ford, GM, Ferrari, and Renault  Challenges the Automotive Sector is Facing…   …How Carbon Revolution Can Provide a Solution   6  (1) If associated weight reduction were to be reinvested in battery mass. Top end of range assumes further benefits derived from additional aerodynamic, NVH, and structural enhancements.

 Carbon Revolution Positioned to Capitalize on Automotive Trends  7  CAGR  5.2%  Global Automotive Wheel Market (1)  Global automotive wheel market is massive and growing   Global EV Market Penetration (2)  Electric Vehicles are gaining market share rapidly and driving innovation in the automotive industry   Vehicle Weight Over Time (3)  Vehicles have consistently become heavier, posing regulatory and range challenges once combined with EV battery weight  (1) Verified Market Research, Global Automotive Wheel Market Size by Rim October 2022.  (2) IEA.org, Global EV Data Explorer as of 11/18/2022.  (3) EPA.gov, United States only.  Pickup  Truck-SUV  Car-SUV  Sedan/Wagon  E  E  E

Revenue Base From Contracted Programs

Established trust and a track record of delivery. Not a commodity selling process and characterized by very senior engagement (as products core to internal combustion engine vehicle transition efforts)

Most customers have repeat business with multiple programs, demonstrating the cumulative nature of the technology as take rate expectations are typically exceeded with early programs and the value proposition is better understood

Programs in progress far exceed programs completed to date – particularly impactful given the multi-year lifespan of production programs

By 2027E ~5x current volumes are projected from platforms that are either awarded or in engineering today (1)(2)

Projected Revenue by Contract Status

Nearly all of 2023E and 2024E projected revenues are from programs that are either awarded or in engineering, where pricing has been agreed and volume forecasts have been provided by OEM


98%
6%
10%
85%
CY2023E
CY2024E
Awarded
Engineering (1)
Quoted

Stage of Program Lifecycle (3)			Programs
Awarded programs in production			5
Programs in development	Awarded	Electric Vehicles	1
		Premium Vehicles	3
	Under detailed design and engineering agreement	Electric Vehicles	3
		Premium Vehicles	1
Total Active Programs			**13**
Programs in Aftersales			5
Total Lifetime Programs			**18**

Note: Please see Disclaimer, Risk Factors and Projection Methodologies for important details.

(1) Formal design and engineering agreements signed with the OEMs allow Carbon Revolution to initiate work on the detailed program specific design and engineering phase. There is no guarantee that programs that are contracted for engineering will proceed to award, however the Company has a very strong record in converting engineering contracts to award and has in all but one instance been awarded a platform post engineering that was ultimately produced by the OEM.

(2) Based on projected revenue, of which 56% is under an Awarded contract and 44% is under an Engineering contract.

(3) As of February 28, 2023.

8

 Track Record of Beating OEM Forecasts  9  History of Outperforming on OEM Awards (2)  $ in USD  Substantial Backlog of Awarded Volumes (1)  Please see Disclaimer, Risk Factors and Projection Methodologies for important details.  Backlog as of 10/31/2022 and 02/28/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering.  Reflects the four longest tenured completed OEM programs.  $ in USD  Carbon Revolution currently has 9 awarded programs (5 in production, 4 in development) with global OEMs, with a further 4 programs under engineering contracts  The Company has projected remaining lifetime gross program wheel revenue on awarded programs, resulting in backlog >$460M  Additional programs that are in engineering with OEMs are expected to increase awarded backlog in coming months  In Carbon Revolution’s experience OEMs have historically ordered more wheels than forecasted in their initial (non-binding) program award documentation  2.2X  Delivery Multiple of Award  1.4X  1.1X  1.9X  $335M  $460M  As of Oct 2022  As of Feb 2023  37%  increase

Financial Summary

Revenue ($ in USD, millions)



$28.5
$50.3
$90.1
CY2022A
CY2023E
CY2024E

Contribution Margin ($ in USD, millions)



$1.9
$11.0
$31.4
CY2022A
CY2023E
CY2024E

EBITDA ($ in USD, millions)



CY2022A(2)
CY2023E
CY2024E
($25.2)
($13.8)
$2.8

Commentary

- Total revenue forecasted to grow from **$28.5 million in CY2022A to $90.1m in CY2024E** representing **a CAGR of 78%**
- **100% of CY2023E & 94% of CY2024E Projected Revenue Under Contract (1) with major global OEMs**
- New program launches recovering rapidly from the COVID-19 pandemic with **1 new program entered production in January 2023. Further 2 new programs expected to come into production in the coming ~18 months**
- **Contribution margin improvement driven by improvement in labor per wheel as company finalizes the Mega-line** in Australia and benefits from operating leverage
- Programs under contract are expected to drive positive **contribution margins of 34.9% in CY2024E with positive EBITDA generation**

Note: AUD to USD Exchange Rate of 0.70. Please see Disclaimer, Risk Factors and Projection Methodologies for important details.

(1) Projected Revenue Under Contract defined as projected revenue from programs that are either Awarded or in Engineering, where pricing has been specified and OEMs provided volume forecast.

(2) EBITDA is an unaudited, non-IFRS metric. Refer to Registration Statement on Form F-4 and the Company's amended Financial Report for FY22 and financial report for 1H FY23 for further information on Company financials (financial years end June 30).

10

Carbon Revolution provides a compelling solution to the significant mass-related issues faced by the global automotive industry as it moves towards electrification  Automotive wheel market is massive, with the premium vehicle and electric vehicle (“EV”) segments experiencing strong growth  Adoption curve of new technologies is well established in the automotive industry  The Company has a strong track record with leading automotive OEMs (exemplified by 14 awarded programs with 5 global OEMs)  Carbon Revolution’s technology is highly valuable for EVs given the substantial range increase and the Company is experiencing substantial traction (4 EV programs in development of which 1 now awarded)  The Company benefits from strong visibility and a clear path to growth (100% of CY2023E and 94% of CY2024E Projected Revenue Under Contract (1))  Automation investments driving margin expansion, with substantial opportunity to further optimize through investment in lower-cost geographies  Summary of Opportunity   11  (1) Projected Revenue Under Contract defined as revenue from programs that are either Awarded or in Engineering, where pricing has been specified and OEMs provided volume forecast. Please see Disclaimer, Risk Factors and Projection Methodologies for important details.

 Projection Methodologies  12

 Basis of preparation  Page 10 of this presentation contains the Company’s estimates of Revenue, Contribution Margin and Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) for the calendar years 2023 and 2024 (the “Financial Projections”). The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the Financial Projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These Financial Projections should not be relied upon as being necessarily indicative of future results.   The Financial Projections have been prepared by the Company as part of its long-range planning process and are included in this document to provide current and potential investors with information to assist them in understanding the Company’s forecast financial performance, for their use in evaluating the transaction described in this presentation.   The Directors of the Company are responsible for the preparation and presentation of the Financial Projections. The Directors of the Company consider that the Financial Projections provide a reasonable basis for current and potential investors to assess the Company’s forecast financial performance, in the context of the Assumptions, Risks and Sensitivities outlined below. Inclusion of the Financial Projections should not be regarded as a representation by any person that the results contained in the Financial Projections will be achieved.  The Financial Projections are presented in an abbreviated form and do not include all of the statements, disclosures or comparative information required by US Generally Accepted Accounting Principles or Australian Accounting Standards.  Assumptions  The Financial Projections have been prepared on a detailed, bottom-up basis. The assumptions applied in relation to each key component of the Financial Projections are as follows:  Program overview: The revenue projections have been prepared on a program-by-program basis. The Company has a number of programs at various stages of production and development, as follows:  Awarded Production: The Company currently has 9 active awarded programs with 4 global OEMs (5 of which are currently in production and 4 of which are under development).   Awarded Design & Engineering: The Company also has 4 programs that are under detailed design and engineering agreements signed with OEMs to allow Carbon Revolution to initiate work on the detailed program specific design and engineering phase. Engineering occurs after the Company has been selected to be on a platform launching generally within 3 years and is the final stage before a formal award (only one party is brought into engineering). The Company has in all but one instance been awarded a platform post-engineering that was ultimately produced by the OEM.  Pipeline: The Company also has a number of prospective OEM wheel programs in its business development pipeline. Management has reviewed the current pipeline of programs and identified three programs which it expects to be secured and convert to production during 2023 and 2024, taking into account the status of current discussions with the OEMs and expected ramp-up profiles.  Overall, the Financial Projections assume an increase in the number of programs in production, to 11 programs by Dec-24. It is the Company’s expectation that all of the contracts currently under Design & Engineering will convert to production, together with a further three projects currently in the pipeline (refer below)  Volumes: The Company has undertaken a detailed assessment of expected wheel volumes on a program-by-program basis, taking into account contractual arrangements and the latest correspondence with respective OEMs for both Awarded and Pipeline projects. Whilst the Company’s contracts with OEMs do not provide contractual or minimum volume guarantees, the Company is in regular dialogue with OEMs in relation to OEMs’ production forecasts, which provides a degree of visibility over future volumes (particularly in the short-term). This correspondence with OEMs forms the primary basis of the volume projections for awarded and near-term pipeline projects, supplemented (where relevant) by other sources of information (e.g. market data, production capacity requests from OEMs, take rate indications, management expectations of volumes based on experience and market knowledge). Overall wheel volumes are projected to increase from 13,883 in CY22 to 48,816 in CY24 driven by the ramp-up in production on awarded and pipeline programs, with 11 programs assumed to be in production by Dec-24.  The Financial Projections also assume that the latest production schedules received from OEMs are accurate, assuming no unforeseen delays (e.g. from COVID-19, semi-conductor shortages or other supply chain challenges).  Projection Methodologies  13

 Pricing: Pricing is projected on a program-by-program basis, taking into account contracted amounts for awarded programs and tendered amounts for pipeline programs. The Company is currently in discussions with all customers in relation to potential price increases in light of input cost inflation. The Financial Projections assume current pricing continues throughout CY23 and CY24 i.e. does not assume any price changes..  Raw materials, freight and other direct manufacturing costs: The Company has projected raw material costs for each wheel program. In doing so, it has considered expected product designs and material composition, production process usage, scrap and waste, raw material pricing and inflation, expected volume-based negotiation benefits, productivity-based improvements and expected inbound and outbound freight and logistics costs. Overall, the Financial Projections assume a reduction in direct material costs per wheel of 23% between CY22 and CY24, with cost efficiencies projected to more than offset recent input cost inflation. The Company has not incorporated any further cost inflation (e.g. as a result of the current Ukraine/Russia war) in its projected raw material or supply chain costs as it is assumed this can be passed through to customers.  Direct labour: Direct labour is projected based on the Company’s detailed process-by-process operational model. The Financial Projections assume significant improvements in direct labour productivity, with direct labour per wheel decreasing by approximately 48% between CY22 and CY24. This is based on a range of factors including targeted improvement to product and process quality, expected scale-based volume efficiencies, reduced wastage, manufacturing technology and operational improvements and the introduction and commissioning of significant plant automation (including the Mega-line, which is assumed to be commissioned from Q1-CY23 onwards).  Research and development (“R&D”): R&D costs, which primarily comprise salaries (for staff involved in R&D) and material costs (e.g. wheel moulds) have been projected based on current run rates together with management’s expectation of additional R&D investment to support current and future programs. The Financial Projections assume that certain R&D costs can be capitalised under accounting standards. R&D costs are projected to decrease from US$10.3 million in CY22 to US$4.5 million in CY24.  Selling, General and Administrative (“SG&A”) costs: These costs are projected on a detailed item-by-item basis, taking into account current run rate expenditure, anticipated cost inflation, increases in variable costs to reflect wheel volume growth (e.g. scrap, warranties) and other incremental spend (e.g. additional headcount to support growth). These costs are projected to increase from US$19.9 million in CY22 to US$26.2 million in CY24.   Ongoing costs arising from listing in the United States are assumed to be materially consistent with those listing costs in Australia. Costs related to new employee incentive plans are assumed to be materially consistent with the cost of such plans in Australia.  Grant income: The Financial Projections assume a level of income from Australian-based government grants, based on specific grants announced by the respective governments. These equate to US$1.6 million in CY23 and US$2.1 million in CY24.  Transaction costs: EBITDA does not include any transaction costs or other one-off type costs  FX: The Financial Projections have been prepared in Australian Dollars (being the Company’s functional currency) and converted to US Dollars at a rate of 0.70:1 (USD:AUD). The Company does not undertake any hedging activities.  Key Risks (Financial Projections)  The following items represent the key risks contained within the Financial Projections. This list is not considered exhaustive and should be considered in the context of the Risks outlined in the Risk Factors section of this report.   Volumes: Awarded wheel programs may experience delays in development or production, or wheel production volume increases may not be as expected.  New programs: Future wheel programs may not be awarded, or may not be awarded in the expected timeframe or to the expected volumes.  Pricing: The price received by the Company for its wheels may be different from expectations. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.   Materials: Direct Materials costs may be higher than assumed in the Financial Projections, e.g. if the projected operational improvements or procurement savings do not materialise in the timeframe anticipated, or if underlying input cost inflation is greater than projected.  Labour: Direct Labour costs may be higher than assumed in the Financial Projections, e.g. if the projected operational improvements (including Mega-line) do not materialise in the timeframe anticipated.  Overheads: SG&A and R&D spend may be higher than assumed in the Financial Projections.  FX: Foreign exchange rates could adversely impact the Company’s financial performance (notably a weaker Australian Dollar than assumed in the Financial Projections).  Projection Methodologies (cont.)  14

 Sensitivities  The Financial Projections are based on a number of estimates and assumptions, as described above. These estimates and assumptions are inherently uncertain and are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and on assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that the Financial Projections are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the Financial Projections. The Financial Projections are also subject to a number of risks including those outlined above. Investors should be aware that future events cannot be predicted with certainty and as a result, deviations from the amounts projected are to be expected. To assist investors in assessing the impact of these assumptions on the Financial Projections, the sensitivity of the projected revenue (US$90.1 million) and EBITDA ($2.8 million) in CY24 is set out below. The changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.  Care should be taken in interpreting these sensitivities. In order to illustrate the likely impact on the Financial Projections, the estimated impact of changes in each of the assumptions has been calculated in isolation from changes in other assumptions. In practice, changes in assumptions may offset each other or be additive, and it is likely that the Company would respond to any changes in one item to seek to minimise the net effect on the Company’s earnings and cash flow.   The sensitivity analysis set out below is intended to provide a guide only and variations in actual performance could exceed the ranges shown, and these variances may be substantial. For example, the Financial Projections are premised on a significant increase in sales volume, particularly driven by the commencement of new programs and it is possible that the rate of increase in sales volumes from new programs does not increase at the rate projected in the financial year.  1. Change in FX rate (USD:AUD)  The Financial Projections are based on a USD:AUD rate of 0.70:1. Management estimates every $0.01c movement in the USD:AUD rate changes revenue by US$1.3 million, but with minimal impact on EBITDA. If this rate were to remain at 0.67:1 (being the rate as at 7 March 2023), this would reduce CY24 revenue by US$3.9 million and CY24 EBITDA by US$0.1 million.  2. Sales volumes  If CY24 wheel volumes were 10% greater than / lower than projected, this would impact revenue and EBITDA as follows: i) Revenue +/- US$8.8 million; ii) EBITDA + / - US$2.7 million.  3. Timing delays / volume slippage   As discussed above, the Financial Projections reflect management’s estimate of volumes, taking into account OEM’s production forecasts and assuming no delays in securing contracts or commencing production. In the event of a 1-month timing delay on all new programs which have not yet entered production, this would reduce CY24 revenue by US$4.9 million and EBITDA by US$1.7 million.  4. Average price per wheel  If sales prices were 2% greater than / lower than projected, this would increase / reduce CY24 revenue and EBITDA by US$1.8 million.  5. Direct materials  The Financial Projections assume that the Company generates significant direct material savings (e.g. through operational improvements, procurement, design and technology) to more than offset underlying cost inflation. If Direct Material costs per wheel were 10% higher than projected, this would reduce CY24 EBITDA by $3.2 million.  6. Direct labour  The Financial Projections assume a step-change improvement in direct labour productivity from Q2-CY23 onwards, driven by efficiency improvements (including the commissioning of the Mega-line) and volume growth. If direct labour costs per wheel were 10% higher than projected, this would reduce CY24 EBITDA by US$2.6 million.  7. Overheads and R&D  If the expensed portion of SG&A and R&D were 5% greater than projected in CY24, this would reduce EBITDA by US$1.4 million.  Projection Methodologies (cont.)  15

 Risk Factors  16

 Business Risks  Carbon Revolution is not yet profitable or cash flow positive and it may take longer to reach profitability or become cash flow breakeven than anticipated (or it may never occur), and Carbon Revolution may not be able to obtain financing to fund its operations on favourable terms, or at all.  Carbon Revolution’s customer contracts contain no take or pay provisions or other minimum purchase requirements and its customers may not order wheels as expected.  Wheel programs may not be awarded or may not be awarded in the expected timeframe or for the expected volumes. Carbon Revolution’s view of expected volumes may not be achieved or may not be achieved within expected timeframes.  Carbon Revolution will need to raise additional funds by equity, debt, or convertible debt financings, to support its growth, and those funds may be unavailable on acceptable terms, or at all. As a result, Carbon Revolution may be unable to meet its future capital needs, which may limit its ability to grow and jeopardize its ability to continue its business.  Carbon Revolution may be unable to obtain sufficient short-term financing to pay its debts as and when they fall due and continue operations through the completion of the Business Combination, and if Carbon Revolution is not able to obtain sufficient short-term financing it may not be able to continue as a going concern until the completion of the Business Combination, and/or Carbon Revolution may need to make business decisions which significantly impact Carbon Revolution’s operations, and ability to deliver on its strategy.  Carbon Revolution may not be able to execute its plans to increase its capacity to the extent expected within the timeframes as expected and/or at the expected cost.  Carbon Revolution’s relationships with suppliers and technical partners may deteriorate or there may be other issues with goods, services or equipment received from suppliers.  As a manufacturer of a highly complex and innovative product (which is continuing to evolve), and which requires bespoke equipment to be designed and produced for numerous steps of the production process, Carbon Revolution is subject to inherent risks in the development and use of new technology, including equipment not performing to the level expected, product quality not being to the level desired, and manual labour required to finish wheels being greater than expected.  Carbon Revolution may be unable to retain and increase its workforce as required, or the cost of doing so may be higher than expected. Workforce engagement issues and industrial action may impact Carbon Revolution’s operations and growth. Further, loss of or failure to replace or hire key persons may impact Carbon Revolution’s operations and growth.  Carbon Revolution is exposed to price increases from suppliers and may not be able to pass those increases on to customers in full or at all.  Carbon Revolution’s competitive position or market share may deteriorate including as a result of actions by it or its competitors.  Risk Factors  17

 Transaction Risks  Twin Ridge Capital Sponsor LLC (the “Sponsor”) and each of the SPAC’s officers and directors agreed to vote in favour of the business combination, including the Business Combination in particular, as applicable, regardless of how the public shareholders vote.  Since the Sponsor and the SPAC’s directors and executive officers have interests that are different or in addition to (and which may conflict with), the interests of the SPAC’s other shareholders, a conflict of interest may exist in determining whether the business combination with Carbon Revolution is appropriate as the SPAC’s business combination. Such interests include that the Sponsor and the SPAC’s directors and executive officers may lose their entire investment if the business combination is not completed, and that the Sponsor will benefit from the completion of the business combination and may be incentivized to complete the business combination, even if it is with a less favourable target company or on less favourable terms to shareholders, rather than liquidate the SPAC.  The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.  Twin Ridge and Carbon Revolution will incur significant transaction and transition costs in connection with the Business Combination.  The ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may be from Twin Ridge and Carbon Revolution, and some of whom may join Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”) following the Closing. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of MergeCo’s business following the Closing.  If the conditions to the Business Combination Agreement and the Scheme Implementation Deed are not met, the Business Combination may not occur.  MergeCo will be a holding company with no business operations of its own and will depend on cash flow from Carbon Revolution to meet its obligations.  The price of the MergeCo Ordinary Shares and MergeCo Public Warrants may be volatile.  A significant portion of the SPAC’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of MergeCo Ordinary Shares to drop significantly, even if MergeCo’s business is doing well.  A market for MergeCo’s securities may not develop, which would adversely affect the liquidity and price of MergeCo’s securities.  MergeCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject MergeCo to GAAP reporting requirements which may be difficult for it to comply with. If Twin Ridge fails to consummate the Committed Equity Financing, it is possible that the Business Combination may not be completed.  MergeCo is incorporated in Ireland; Irish law differs from the laws in effect in the United States and accordingly the rights afforded to shareholders under Irish law may be different to those afforded to shareholders under United States law.  As an Irish public limited company, certain decisions to change the capital structure of MergeCo will require the approval of MergeCo shareholders, which may limit MergeCo’s flexibility with respect to managing its capital structure.  Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because MergeCo is formed under Irish law.  Risk Factors (cont.)  18

 Redemption Risks  Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption right prior to the deadline. If shareholders fail to comply with the redemption requirements specified, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.  Risk Factors (cont.)  19